EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lindsay Corporation:

We consent to the incorporation by reference in the registration statement (No. 333‑166778 and No. 333‑204621) on Form S‑8 of Lindsay Corporation of our reports dated October 22, 2020, with respect to the consolidated balance sheets of Lindsay Corporation as of August 31, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three‑year period ended August 31, 2020, and the related notes and financial statement schedule, and the effectiveness of internal control over financial reporting as of August 31, 2020, which reports appear in the August 31, 2020 annual report on Form 10‑K of Lindsay Corporation.

Our report refers to a change in the method of accounting for leases.

/s/ KPMG LLP

Omaha, Nebraska
October 22, 2020